Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors and Stockholders of
TransMontaigne Inc.:

We consent to the use of our report dated September 13, 2002, except as to the fourth paragraph of note 1(c), which is as of May 12, 2003, with respect to the consolidated balance sheets of TransMontaigne Inc. as of June 30, 2002 and 2001, and the related consolidated statements of operations, preferred stock and common stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2002, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
July 22, 2003